SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         GLAS-AIRE INDUSTRIES GROUP LTD.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    376796108
                                  ------------
                                 (CUSIP Number)


                                Robert C. Johnson
                           1438 South Cherokee Street
                             Denver, Colorado 80223
                                 (303) 744-8043
                   ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------                      --------------------------
CUSIP No.
-------------------------                      --------------------------
-------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:             Robert C. Johnson

        S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON:
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [X]
-------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------
4       SOURCE OF FUNDS                          (See Instructions) AF
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION               USA

-------------------------------------------------------------------------
                        7      SOLE VOTING POWER           625,000

           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER         0
         BENEFICIALLY
          OWNED BY
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER      625,000
           PERSON
            WITH
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER    0

-------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     625,000
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]

-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      25.4%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON      IN
-------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, $0.01 par value (the "Common Stock"), of Glas-Aire Industries Group Ltd., a Nevada corporation ("Glas-Aire"). The address of the principal executive offices of Glas-Aire is 3137 Grandview Highway, Vancouver, B.C. V5M 2E9.

ITEM 2. IDENTITY AND BACKGROUND.

     Robert C. Johnson
     Business address: 1438 South Cherokee Street, Denver, Colorado 80223. Present principal occupation or employment: President of Cyclo Manufacturing Company, a Colorado corporation ("Cyclo") Principal business and address of organization in which employment is conducted: 1438 South Cherokee Street, Denver, Colorado 80223.

     During the last five years Mr. Johnson has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Citizenship: USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Merger Purchase Agreement among Glas-Aire, Glas-Aire Acquisition Corp., a Colorado corporation and wholly-owned subsidiary of Glas-Aire, Cyclo, and Wonder Tool Inc., a Colorado corporation and wholly-owned subsidiary of Cyclo ("Wonder"), Wonder and Glas-Aire Acquisition Corp. merged and Cyclo received 1,250,000 shares of Glas-Aire Common Stock in exchange for the 1,000 shares of Wonder common stock it owned. As a consequence of the merger, Wonder became a wholly-owned subsidiary of Glas-Aire.

     Upon the consummation of the merger, Cyclo owned 1,250,000 shares of Common Stock or approximately 50.7% of the outstanding Glas-Aire Common Stock. Subsequent to the merger, Cyclo distributed 625,000 shares of Glas-Aire Common Stock to each of its two shareholders, Mr. Johnson and Raymond J. Gherardini, as a dividend.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Johnson acquired the shares of Common Stock from Cyclo who acquired the shares of Common Stock in conjunction with the merger, the purpose of which was to combine certain operations of Wonder and Glas-Aire.

     (a)  None.

     (b) None (except for the merger discussed in Item 3 above). However, Mr. Johnson intends to grow Glas-Aire's business, which growth may be accomplished through one or more mergers.

     (c)  None.

     (d) Pursuant to the Merger Purchase Agreement, the number of directors on the Glas-Aire Board of Directors was increased from 6 to 8 and Mr. Johnson and Raymond J. Gherardini, the sole shareholders of Cyclo, were appointed to fill the resulting vacancies. At the next annual Glas-Aire shareholders meeting, Mr. Johnson intends to replace the current Board of Directors.

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Johnson beneficially owns 625,000 shares of Common Stock, which represents approximately 25.4% of the issued and outstanding shares of Common Stock.

     (b) Mr. Johnson has sole power to vote or direct the vote, and to dispose or direct the disposition of, 625,000 shares of Common Stock.

     (c) Other than as set forth herein, there have been no transactions in Common Stock effected by Mr. Johnson during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Johnson.

     (e)  Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Johnson is not party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     7.1 Merger Purchase Agreement among Glas-Aire Industries Group Ltd., Glas-Aire Acquisition Corp., Cyclo Manufacturing Company, and Wonder Tool Inc. dated as of December 21, 2001.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 21, 2001


                                            /s/  Robert C. Johnson
                                            ----------------------------------
                                                 Robert C. Johnson